Exhibit 99.1

Yandex Announces Fourth Quarter and Full-Year 2020 Financial Results

MOSCOW and AMSTERDAM, the Netherlands, February 16, 2021 -- Yandex (NASDAQ and MOEX: YNDX), one of Europe's largest internet companies and the leading search and ride-hailing provider in Russia, today announced its unaudited financial results for the fourth quarter and the full year ended December 31, 2020.

Q4 2020 Financial Highlights 1, 2

Q4 2020 consolidated financial results

●	Revenues of RUB 71.6 billion ($969.2 million), up 39% compared with Q4 2019
●	Net income of RUB 0.4 billion ($5.4 million), up 43% compared with net income of RUB 0.3 billion in Q4 2019; net income margin of 0.6%
●	Adjusted net income of RUB 6.3 billion ($85.4 million), up 17% compared with Q4 2019; adjusted net income margin of 8.8%
●	Adjusted EBITDA of RUB 14.0 billion ($190.0 million), up 6% compared with Q4 2019; adjusted EBITDA margin of 19.6%

Q4 2020 financial results on a like-for-like basis excluding Yandex.Market in 2019 and 2020

●	Revenues of RUB 63.9 billion ($864.6 million), up 24% compared with Q4 2019
●	Net income of RUB 4.2 billion ($56.7 million), up 130% compared with net income of RUB 1.8 billion in Q4 2019; net income margin of 6.6%
●	Adjusted net income of RUB 9.8 billion ($132.2 million), up 41% compared with Q4 2019; adjusted net income margin of 15.3%
●	Adjusted EBITDA of RUB 17.1 billion ($231.1 million), up 29% compared with Q4 2019; adjusted EBITDA margin of 26.7%

FY 2020 Financial Highlights

FY 2020 consolidated financial results

●	Revenues of RUB 218.3 billion ($2,955.6 million), up 24% compared with FY 2019
●	Net income of RUB 24.1 billion ($326.9 million), up 116% compared with FY 2019; net income margin of 11.1%
●	Adjusted net income RUB 21.0 billion ($284.5 million), down 11% compared with FY 2019; adjusted net income margin of 9.6%
●	Adjusted EBITDA of RUB 49.8 billion ($673.6 million), down 2% compared with FY 2019; adjusted EBITDA margin of 22.8%

1 Pursuant to SEC rules regarding convenience translations, Russian ruble (RUB) amounts have been translated into U.S. dollars at a rate of RUB 73.8757 to $1.00, the official exchange rate quoted as of December 31, 2020 by the Central Bank of the Russian Federation.

2 Hereinafter, the following measures presented in this release are “non-GAAP financial measures”: ex-TAC revenues, adjusted EBITDA, adjusted EBITDA margin, adjusted ex-TAC EBITDA margin, adjusted net income, adjusted net income margin, adjusted ex-TAC net income margin, financial results on a like-for-like basis excluding Yandex.Market and online advertising revenues on a like-for-like basis including revenues of Yandex.Market. Please see the section headed “Use of Non-GAAP Financial Measures” below for a discussion of how we define these measures, as well as reconciliations at the end of this release of each of these measures to the most directly comparable U.S. GAAP measures

FY 2020 financial results on a like-for-like basis excluding Yandex.Market in 2019 and 2020

●	Revenues of RUB 206.0 billion ($2,788.3 million), up 17% compared with 2019
●	Net income of RUB 13.0 billion ($176.5 million), down 16% compared with net income of RUB 15.5 billion in 2019; net income margin of 6.3%
●	Adjusted net income of RUB 28.5 billion ($386.2 million), up 2% compared with 2019; adjusted net income margin of 13.9%
●	Adjusted EBITDA of RUB 53.9 billion ($729.3 million), up 6% compared with 2019; adjusted EBITDA margin of 26.2%

Cash, cash equivalents and term deposits as of December 31, 2020:

●	RUB 238.2 billion ($3,224.2 million) on a consolidated basis
●	Of which RUB 27.3 billion ($370.1 million) is related to Taxi segment

Q4 2020 Operational and Corporate Highlights

Search

●	Share of Russian search market, including mobile, averaged 59.7% in Q4 2020, up from 57.5% in Q4 2019 and 59.3% in Q3 2020, according to Yandex.Radar
●	Search share on Android in Russia was 58.6% in Q4 2020, up from 54.3% in Q4 2019 and broadly in line with 58.7% in Q3 2020, according to Yandex.Radar
●	Mobile search traffic was 60.5% of our total search traffic in Q4 2020. Mobile revenues represented 53.3% of our search revenues in Q4 2020
●	Search queries in Russia grew 20% compared with Q4 2019
●	Paid clicks on Yandex’s and its partners’ websites increased 14% (3% excluding Yandex.Market) compared with Q4 2019 as we continue to prioritise conversions for our advertising clients
●	Average cost per click decreased 2% (increased 1% excluding Yandex.Market) compared with Q4 2019

Business Units and Experiments

●	Number of rides in the Ride-hailing service, excluding logistics deliveries, increased 17% year-on-year compared with Q4 2019
●	Number of dark stores in Yandex.Lavka service reached 270 stores as of the end of December 2020
●	Total gross merchandise value (“GMV”) [3] of our e-commerce operations (Yandex.Market marketplace, our e-grocery business Yandex.Lavka and grocery-originated GMV of Yandex.Eats) increased by 127% year-on-year in Q4 2020.
●	The share of GMV sold by third-party sellers on our Yandex.Market marketplace reached 63.5% in Q4 2020
●	Marketplace’s assortment reached 2 million SKUs as of the end of Q4 2020
●	Number of Yandex.Plus subscribers reached 6.8 million as of the end of Q4 2020, up 152% from the end of Q4 2019
●	Zen's daily average users reached 20.3 million in December 2020, up 51% from December 2019

3 GMV is defined as the value of all merchandise sold through our Yandex.Market marketplace and Yandex.Lavka as well as the value of grocery products sold through Yandex.Eats (delivered and paid for) to customers including VAT

Subsequent Corporate Events

●	MLU B.V., Yandex’s ride-sharing and food delivery joint venture with Uber, announced acquisition of selected assets of Vezet Group, including the call centers and cargo business, for $178 million in cash. The transaction was completed on February 2, 2021

“I am very proud of how well we navigated through 2020,” said Tigran Khudaverdyan, Deputy Chief Executive Officer of Yandex. “We were able to deliver solid results across our core business lines and at the same time capture emerging opportunities. Our Yandex.Plus subscription, with over 8 million subscribers, emerged as an important driver of loyalty and engagement on our platform. We entered 2021 in a strong position, and we are focused now on maintaining the solid momentum we have built while accelerating growth and investments across our E-commerce assets.”

“We demonstrated resilience in our financial performance throughout the year,” said Greg Abovsky, Chief Operating Officer and Chief Financial Officer of Yandex. “We continued to diversify our operations, with non-advertising segments accounting for almost half of our total revenue for the full year 2020. Our two largest businesses – Search & Portal and Ride-Hailing – delivered solid results allowing us to fund our investments into new attractive opportunities. Our strong track record of capital allocation, combined with our financial discipline and robust balance sheet, position us well for further growth in 2021.”

Impact of the COVID-19 Pandemic

Though the COVID-19 pandemic continued to have a material impact on our financial results and operations in Q4 2020, we have seen improved financial performance in some of our key businesses, including online advertising. The businesses that saw an acceleration of demand during the pandemic continued to demonstrate solid growth trends, including our FoodTech businesses, Media Services and Yandex.Market marketplace. We believe this is related to the change in consumer behavior and habits, and low penetration of these services in Russia.

The number of new COVID-19 cases in Russia continued to grow in the fourth quarter, peaked in December and started to slow down in January 2021. In the beginning of the year the trends in our core advertising and trips dynamics in mobility businesses (ride-hailing and car-sharing) have been comparable to the end of the 2020. The performance in the upcoming months will highly depend on the epidemiological situation in Russia (including the potential spread of new variants of the coronavirus and vaccination progress) as well as the speed of economic recovery in 2021.

With regard to our financial position as of December 31, 2020, our analysis of the effect of COVID-19 on goodwill, non-current assets and redeemable non-controlling interests shows no measurable impact. At the same time, the full impact of COVID-19 is still unknown and there is limited visibility on the sustainability and the further dynamic of the performance recovery across Yandex businesses.

The extent to which the COVID-19 crisis impacts our results in any given period will depend on future developments, which are still uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and its variants, and the actions to contain the virus or treat its impact, among others. The development of the situation with respect to COVID-19 may also lead to changes in estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates.

Consolidated Results

The following table provides a summary of our key consolidated financial results for the three and twelve months ended December 31, 2019 and 2020, which consolidates Yandex.Market financial results from July 24, 2020:

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2019	2020	Change	2019	2020	Change
Revenues	51,696	71,599	39%	175,391	218,344	24%
Ex-TAC revenues[4]	45,177	65,683	45%	152,251	198,398	30%
Income from operations	4,891	4,380	-10%	24,700	16,249	-34%
Adjusted EBITDA	13,230	14,040	6%	51,014	49,762	-2%
Net income	281	402	43%	11,199	24,149	116%

Adjusted net income	5,399	6,309	17%	23,540	21,018	-11%

The table below provides a summary of our key financial results excluding Yandex.Market for the three and twelve months ended December 31, 2019 and 2020:

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2019	2020	Change	2019	2020	Change
Revenues	51,696	63,870	24%	175,391	205,984	17%
Ex-TAC revenues[4]	45,177	58,136	29%	152,251	186,329	22%
Income from operations	4,891	8,418	72%	24,700	22,215	-10%
Adjusted EBITDA	13,230	17,073	29%	51,014	53,879	6%
Net income	1,824	4,190	130%	15,529	13,039	-16%
Adjusted net income	6,942	9,765	41%	27,870	28,529	2%

(4)	Numbers for the previous periods were restated to reflect immaterial adjustments of TAC revenue and expenses associated to the presentation of certain content related streams.

Our segment disclosure is available in the Segment financial results section below.

Consolidated revenues breakdown

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2019*	2020	Change	2019*	2020	Change
Online advertising revenues:
Yandex properties	27,684	32,357	17%	96,466	105,163	9%
Advertising network	6,641	6,045	-9%	25,272	21,287	-16%
Total online advertising revenues	34,325	38,402	12%	121,738	126,450	4%
Revenues related to Taxi segment	14,428	21,645	50%	45,474	66,955	47%
Other	2,943	11,552	293%	8,179	24,939	205%
Total revenues	51,696	71,599	39%	175,391	218,344	24%

* Numbers for the previous periods were restated to reflect immaterial adjustments of TAC revenue and expenses associated to the presentation of certain content related streams.

Online advertising revenues grew 12% in Q4 2020 compared with Q4 2019 and generated 54% of total revenues. Online advertising revenues on a like-for-like basis excluding revenues of Yandex.Market from Q4 2020 increased 4% in Q4 2020 compared with Q4 2019. Online advertising revenues on a like-for-like basis including revenues of Yandex.Market in Q4 2019 grew 6% YoY.

Online advertising revenues from Yandex properties increased 17% in Q4 2020 compared with Q4 2019 and accounted for 45% of total revenues. Excluding revenues of Yandex.Market from Q4 2020, online advertising revenues from Yandex properties increased 8% in Q4 2020 compared with Q4 2019. The increase was primarily driven by search and Yandex websites revenues.

Online advertising revenues from our advertising network decreased 9% in Q4 2020 compared with Q4 2019 and accounted for 8% of total revenues. The decrease was primarily attributed to the adverse effect of COVID-19 on advertisers’ activity in the partner network as well as due to decrease of ad inventory from some of our partners.

Revenues related to the Taxi segment grew 50% in Q4 2020 compared with Q4 2019 and accounted for 30% of total revenues, compared with 28% of total revenues in Q4 2019. Revenues related to the Taxi segment include revenues from our Ride-hailing, Logistics and FoodTech businesses as well as Yandex.Drive, our car-sharing business. The increase of revenues related to the Taxi segment was attributed to the growth of our FoodTech businesses, driven by our hyperlocal grocery delivery service, Yandex.Lavka, and the strong performance of Yandex.Eats business, as well as to the growth of Ride-hailing and Logistics businesses, and our corporate Taxi business, the revenues of which we recognize on a gross basis.

Other revenues grew 293% in Q4 2020 compared with Q4 2019 and amounted to 16% of total revenues. Excluding non-advertising revenues of Yandex.Market, other revenues grew 120%. This growth was primarily driven by subscription revenues of Media Services, our initiatives related to IoT (Internet of Things) and expansion of our Cloud businesses.

Consolidated Operating Costs and Expenses

Our operating costs and expenses consist of cost of revenues, product development expenses, sales, general and administrative expenses (SG&A), depreciation and amortization expenses (D&A) and goodwill impairment. Apart from D&A and goodwill impairment, each of the above expense categories include personnel-related costs and expenses, relevant office space rental, and related share-based compensation expense. Increases across all cost categories reflect investments in overall growth. In Q4 2020 our headcount increased by 398 full-time employees, compared to Q3 2020. The total number of full-time employees was 11,864 as of December 31, 2020, up by 3% compared with September 30, 2020, and up 18% from December 31, 2019, which is primarily driven by the consolidation of Yandex.Market.

Cost of revenues, including traffic acquisition costs (TAC)

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2019*	2020	Change	2019*	2020	Change
TAC:
Related to the Yandex advertising network	4,317	3,647	-16%	15,518	12,856	-17%
Related to distribution partners	2,202	2,269	3%	7,622	7,090	-7%
Total TAC	6,519	5,916	-9%	23,140	19,946	-14%
Total TAC as a % of total revenues	12.6%	8.3%		13.2%	9.1%
Costs related to Taxi segment	7,029	11,810	68%	20,642	35,705	73%
Costs related to Taxi segment as a % of revenues	13.6%	16.5%		11.8%	16.4%
Other cost of revenues	4,117	13,720	233%	12,006	30,083	151%
Other cost of revenues as a % of revenues	8.0%	19.2%		6.8%	13.8%
Total cost of revenues	17,665	31,446	78%	55,788	85,734	54%
Total cost of revenues as a % of revenues	34.2%	43.9%		31.8%	39.3%

* Numbers for the previous periods were restated to reflect immaterial adjustments of TAC revenue and expenses associated to the presentation of certain content related streams.

TAC decreased 9% in Q4 2020 compared with Q4 2019 and represented 8.3% of total revenues, down 430 basis points compared with Q4 2019 and 60 basis points higher compared with Q3 2020. The total TAC decrease was primarily driven by the decline of partner TAC due to lower ad network revenues and partner TAC rates as well as by optimization of distribution TAC rates.

Costs related to the Taxi segment increased 68% compared with Q4 2019. The growth was mainly a result of the increase of the costs of goods sold (COGS) in our FoodTech services, mainly reflecting the growth of Yandex.Lavka, our hyperlocal grocery delivery service, and the increase of costs related to our corporate Taxi offering. We are the principal in transactions with our Taxi corporate clients, therefore, we recognize both revenues and cost of revenues on a gross basis.

Other cost of revenues in Q4 2020 increased 233% compared with Q4 2019, primarily driven by consolidation of Yandex.Market. Excluding cost of revenues related to Yandex.Market, other costs of revenues were up 57% as a result of our investments in content within Media Services and Search and Portal, as well as our IoT initiatives.

Product development

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2019	2020	Change	2019	2020	Change
Product development	8,101	10,027	24%	29,209	36,339	24%

As a % of revenues	15.6%	14.0%	16.7%	16.7%

Product development expenses grew 24% in Q4 2020 compared to Q4 2019, primarily reflecting the addition of Yandex.Market personnel, the growth of share-based compensation and the increase of personnel expenses.

Sales, general and administrative (SG&A)

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2019	2020	Change	2019	2020	Change
Sales, general and administrative	16,301	20,901	28%	50,155	62,335	24%
As a % of revenues	31.5%	29.2%		28.6%	28.5%

SG&A expenses grew 28% in Q4 2020 compared to Q4 2019. The growth was driven by the increase of advertising and marketing expenses following the consolidation of Yandex.Market, and as a result of the increase of share-based compensation and personnel costs.

Share-based compensation (SBC) expense

SBC expense is included in each of the cost of revenues, product development, and SG&A categories discussed above.

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2019	2020	Change	2019	2020	Change
SBC expense included in cost of revenues	89	124	39%	293	449	53%
SBC expense included in product development	1,620	2,599	60%	6,294	9,216	46%
SBC expense included in SG&A	1,010	2,092	107%	3,268	6,063	86%
Total SBC expense	2,719	4,815	77%	9,855	15,728	60%
As a % of revenues	5.3%	6.7%		5.6%	7.2%

Total SBC expense increased 77% in Q4 2020 compared with Q4 2019. The growth was primarily related to the exchange of subsidiary-level equity awards previously granted by MLU for new Yandex N.V. restricted share units (RSUs). The Company accounted for the exchange as a modification resulting in additional cost recognized in Q4 2020. In addition, the increase reflected new equity-based grants made in 2019-2020, as well as material appreciation of the U.S. dollar against the ruble.

Depreciation and amortization (D&A) expense

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2019	2020	Change	2019	2020	Change
Depreciation and amortization	3,976	4,845	22%	14,777	17,687	20%
As a % of revenues	7.7%	6.8%		8.4%	8.1%

D&A expense increased 22% in Q4 2020 compared with Q4 2019. The D&A expense increase was mainly driven by amortization of intangible assets, servers and other equipment. Intangible assets amortization increased primarily due to consolidation of Yandex.Market in Q3 2020.

Income from operations

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2019	2020	Change	2019	2020	Change
Income from operations	4,891	4,380	-10%	24,700	16,249	-34%

Income from operations decreased 10% in Q4 2020 compared with Q4 2019. Excluding Yandex.Market, income from operations increased 72% in Q4 2020 compared with Q4 2019, primarily reflecting improved profitability of our key businesses (including Search & Portal and Taxi), partially offset by investments in our rapidly growing new businesses.

Segment financial results 5

Search & Portal

Our Search and Portal segment offers a broad range of services in Russia, Belarus, Kazakhstan and Uzbekistan.

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2019	2020	Change	2019	2020	Change
Revenues:
Search and Portal	34,364	37,085	8%	121,547	124,321	2%
Search and Portal, excluding IoT	33,577	35,156	5%	120,071	120,622	0.5%
Revenues Ex-TAC:
Search and Portal	27,047	30,821	14%	95,558	102,296	7%
Search and Portal, excluding IoT	26,260	28,892	10%	94,082	98,597	5%
Adjusted EBITDA:
Search and Portal	15,228	17,281	13%	57,618	60,020	4%
Search and Portal, excluding IoT	15,585	17,732	14%	58,470	60,900	4%
Adjusted EBITDA margin:
Search and Portal	44.3%	46.6%	2.3%	47.4%	48.3%	0.9%
Search and Portal, excluding IoT	46.4%	50.4%	4.0%	48.7%	50.5%	1.8%

Revenues increased by 8% year-on-year in Q4 2020, driven by Yandex Properties growth and increase of IoT sales (more than doubled on year-on-year basis), partially offset by Yandex ad network revenues decline.

Ex-TAC revenues increased by 14% in Q4 2020 compared to Q4 2019, reflecting optimization of traffic acquisition costs and growing share of own properties in the total advertising revenues.

Taxi

The Taxi segment includes our Ride-hailing business (including Yandex.Go and Uber in Russia and 17 other countries across CIS and EMEA), logistics and ride-hailing B2B services, FoodTech business (including Yandex.Eats, our ready-to-eat delivery service, and Yandex.Lavka, our hyperlocal grocery delivery service) and Yandex.Drive, our car-sharing business.

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2019	2020	Change	2019	2020	Change
Revenues:
Ride-hailing & FoodTech	11,942	19,727	65%	38,043	59,430	56%
Drive	2,552	2,524	-1%	7,544	8,525	13%
Total revenues	14,494	22,251	54%	45,587	67,955	49%
Adjusted EBITDA:
Ride-hailing & FoodTech	826	1,675	103%	2,253	5,214	131%
Drive	(978)	92	n/m	(2,144)	(1,777)	-17%
Total Adjusted EBITDA	(152)	1,767	n/m	109	3,437	n/m
Adjusted EBITDA margin:
Ride-hailing & FoodTech	6.9%	8.5%	1.6%	5.9%	8.8%	2.9%
Drive	-38.3%	3.6%	41.9%	-28.4%	-20.8%	7.6%
Total Adjusted EBITDA margin	-1.0%	7.9%	8.9%	0.2%	5.1%	4.9%

Taxi segment revenues increased by 54%, primarily driven by the solid performance of our Yandex.Lavka business, as well as the growth of Yandex.Eats, our food delivery business and our corporate Taxi business, where we recognize revenue on a gross basis.

Adjusted EBITDA of Taxi was RUB 1,767 million in Q4 2020, up from negative RUB 152 million in Q4 2019. The increase of adjusted EBITDA was primarily driven by significant improvement of Yandex.Drive adjusted EBITDA as well as by the improving profitability of our ride-hailing and food delivery businesses, partially offset by the losses of the rapidly growing Yandex.Lavka business and investments in the development of our Logistics services.

Yandex.Market

The Yandex.Market segment includes the price comparison service, marketplace and several small experiments.

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2019	2020	Change	2019	2020	Change
Revenues	-	8,659	100%	-	13,867	100%
Adjusted EBITDA:	-	(3,036)	100%	-	(4,113)	100%
Adjusted EBITDA margin:	-	-35.1%	-	-	-29.7%	-

The table below presents the standalone financial results of the Yandex.Market segment on a comparable basis, which present the standalone financial results of this business for the full three and twelve months periods ended December 31, 2019 and 2020.

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2019 *	2020	Change	2019 *	2020	Change
Revenues	7,400	8,659	17%	19,370	28,831	49%
Adjusted EBITDA:	(2,852)	(3,036)	6%	(8,263)	(8,293)	0.4%
Adjusted EBITDA margin:	-38.5%	-35.1%	3.4%	-42.7%	-28.8%	13.9%

* Financial results of Yandex.Market for the full year and three months periods ended December 31, 2019 were not included in Yandex’s consolidated financial results on a consolidated basis, but portion of the results were recognized in line «Loss from equity method investments» due to accounting for the equity stake in Yandex.Market.

Yandex.Market total revenues grew 17% in Q4 2020 compared with Q4 2019, driven by the solid revenue growth in our price comparison platform and marketplace GMV offset by the changes in marketplace revenue mix. The revenue growth of the price comparison business accelerated to a strong 29% year-on-year revenue growth. The GMV of Yandex.Market marketplace increased by 71% year-on-year in Q4 2020 on the back of strong orders growth, partially offset by decreasing average order value, driven by decelerating real disposable incomes, customers adaptation to consolidated platform post rebranding of Beru marketplace and its integration with Yandex.Market price comparison platform. The revenue of our marketplace was affected by the changing mix: we successfully shifted to 3P model and the share of the third-party sales (which we recognize on a commission basis compared with first-party sales recognized on a gross basis) has almost doubled on year-on-year basis and reached 63.5% in Q4 2020 (66% in December) compared with 34% in Q4 2019.

Adjusted EBITDA loss of Yandex.Market business was RUB 3.0 billion in Q4 2020, compared to RUB 2.9 billion in Q4 2019, as we continued to invest in expansion of our fulfillment and delivery infrastructure, as well as provided additional marketing support after marketplace rebranding in the beginning of October 2020.

Classifieds

The Classifieds segment includes Auto.ru, Yandex.Realty and Yandex.Jobs.

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2019	2020	Change	2019	2020	Change
Revenues	1,611	1,818	13%	5,390	5,778	7%
Adjusted EBITDA:	330	599	82%	310	1,070	245%
Adjusted EBITDA margin:	20.5%	32.9%	12.4%	5.8%	18.5%	12.7%

Classifieds revenues increased 13% in Q4 2020 compared with Q4 2019, primarily driven by growth of auto vehicle reports and listing fees revenues. Classifieds revenue growth decelerated slightly compared to Q3 2020, as COVID-related supply chain disruptions continued to put pressure on demand-supply balance (though the situation began to improve in December).

Media Services

The Media Services segment includes KinoPoisk, Yandex.Music, Yandex.Afisha, our production center Yandex.Studio and our subscription service Yandex.Plus.

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2019	2020	Change	2019	2020	Change
Revenues	1,333	2,901	118%	3,867	7,807	102%
Adjusted EBITDA:	(688)	(1,141)	66%	(2,202)	(3,735)	70%
Adjusted EBITDA margin:	-51.6%	-39.3%	12.3%	-56.9%	-47.8%	9.1%

Media Services revenues grew 118% in Q4 2020 compared with Q4 2019. The increase was primarily driven by the growth of Yandex.Plus subscription revenues partially offset by decline in advertising and ticketing revenues. Increasing adjusted EBITDA losses reflect our investments in content and marketing on the back of increased demand for our services.

Other Bets and Experiments

The Other Bets and Experiments category includes our self-driving vehicles business (“Yandex SDG”), Zen, Geolocation Services (“Geo”), Edadeal, Investments, Yandex.Cloud and Yandex.Education.

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2019	2020	Change	2019	2020	Change
Revenues	2,659	4,138	56%	7,877	11,851	50%
Adjusted EBITDA:	(1,542)	(1,475)	-4%	(5,022)	(7,259)	45%
Adjusted EBITDA margin:	-58.0%	-35.6%	22.4%	-63.8%	-61.3%	2.5%

Other Bets and Experiments revenues increased 56% in Q4 2020 compared with Q4 2019. The increase was primarily driven by the fast growth in Zen and Geo, as well as our Cloud business (Cloud revenues increased 4.3x compared with Q4 2019).

The adjusted EBITDA loss amounted to RUB 1.5 billion, down from a loss of RUB 1.9 billion in Q3 2020, primarily driven by the improved performance in Geo, Cloud and Zen businesses, partially offset by somewhat higher investments in Yandex SDG (where adjusted EBITDA loss was RUB 920 million in Q4 2020) and our Education initiatives.

Eliminations

Eliminations related to our revenues represent the elimination of transactions between the reportable segments, primarily related to advertising. Eliminations related to our adjusted EBITDA mainly reflect reallocation of a portion of Search and Portal D&A expenses related to leasehold improvements to office rent expenses of our business units.

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2019	2020	Change	2019	2020 *	Change
Revenues:
Segment revenues	54,461	76,852	41%	184,268	231,579	26%
Eliminations	(2,765)	(5,253)	90%	(8,877)	(13,235)	49%
Total revenues	51,696	71,599	39%	175,391	218,344	24%
Adjusted EBITDA:
Segment adjusted EBITDA	13,176	13,995	6%	50,813	49,420	-3%
Eliminations	54	45	-17%	201	342	70%
Total adjusted EBITDA	13,230	14,040	6%	51,014	49,762	-2%

* Including RUB 13,867 million of revenues and RUB 4,113 million of adjusted EBITDA loss of Yandex.Market since July 24, 2020.

Eliminations related to our revenues increased 90% in Q4 2020 compared with Q4 2019. Excluding Yandex.Market, eliminations related to our revenues increased 60% in Q4 2020. The increase was mainly attributed to higher intercompany

TAC related to fast growing Zen business, the intercompany eliminations related to Yandex.Plus program as well as intercompany revenue in Search & Portal.

Adjusted EBITDA increased 6% in Q4 2020 compared with Q4 2019. Excluding Yandex.Market, adjusted EBITDA increased 29%. The growth was mainly driven by the solid performance of the Search and Portal and Taxi segments and year-on-year improvement in the profitability of Classifieds segment, which were slightly offset by our investments in Media Services.

Interest income in Q4 2020 was RUB 1,161 million, compared with RUB 807 million in Q4 2019.

Interest expense in Q4 2020 was RUB 747 million, up from RUB 31 million in Q4 2019, reflecting interest on the convertible bonds issued in February 2020.

Foreign exchange loss in Q4 2020 was RUB 831 million, compared with a foreign exchange loss of RUB 999 million in Q4 2019. This loss reflects the appreciation of the Russian ruble during Q4 2020 from RUB 79.6845 to $1.00 on September 30, 2020, to RUB 73.8757 to $1.00 on December 31, 2020. Our Russian operating subsidiaries' functional currency is the Russian ruble, and therefore changes due to exchange rate fluctuations in the ruble value of these subsidiaries' monetary assets and liabilities that are denominated in other currencies are recognized as foreign exchange gains or losses within the other income/(loss), net line in the unaudited condensed consolidated statements of income. Although the U.S. dollar value of our U.S. dollar-denominated assets and liabilities was not impacted by these currency fluctuations, they resulted in a downward revaluation of the ruble equivalent of these U.S. dollar-denominated monetary assets and liabilities in Q4 2020.

Income tax expense for Q4 2020 was RUB 3,788 million, up from RUB 3,068 million in Q4 2019. Our effective tax rate of 90.4% in Q4 2020 was lower than 91.6% in Q4 2019. If we remove the effects of SBC expense, deferred tax asset valuation allowances, tax provisions recognized, goodwill impairment and certain losses from equity-method investments which are non-deductible, our effective tax rate for Q4 2020 was 19.4%, compared with 23.1% for Q4 2019 as corrected for similar effects in that year. The decrease in the tax rate without above-mentioned effects was primarily driven by the permanent difference between US GAAP and tax accounting in the books of our certain foreign subsidiaries.

Net income was RUB 0.4 billion ($5.4 million) in Q4 2020, up 43% compared with the net income of RUB 0.3 billion in Q4 2019.

Adjusted net income in Q4 2020 was RUB 6.3 billion ($85.4 million), a 17% increase from Q4 2019.

Adjusted net income margin was 8.8% in Q4 2020, compared with 10.4% in Q4 2019.

As of December 31, 2020, Yandex had cash, cash equivalents and term deposits of RUB 238.2 billion ($3,224.2 million), including cash, cash equivalents and term deposits of Yandex.Taxi in total amount of RUB 27.3 billion ($370.1 million).

Net cash flow provided by operating activities for Q4 2020 was RUB 6.1 billion ($83.1 million) and capital expenditures were RUB 7.2 billion ($97.1 million).

Redeemable noncontrolling interests presented in our unaudited condensed consolidated balance sheets relate to the equity incentive arrangements we have made available to the senior employees of the Taxi, Classifieds and Yandex.Market segments, pursuant to which such persons are eligible to acquire depositary receipts, or receive options to acquire depositary receipts, which entitles them to economic interests in the respective business unit subsidiaries.

The total number of shares issued and outstanding as of December 31, 2020 was 354,210,533, including 318,501,858 Class A shares, 35,708,674 Class B shares, and one Priority share and excluding 1,928,621 Class A shares held in treasury and all Class C shares outstanding solely as a result of the conversion of Class B shares into Class A shares. Any such Class C shares will be cancelled.

There were also employee share options outstanding to purchase up to an additional 2.8 million shares, at a weighted average exercise price of $38.70 per share, 1.7 million of which were fully vested; equity-settled share appreciation rights (SARs) for 0.1 million shares, at a weighted average measurement price of $32.72, all of which were fully vested; restricted share units (RSUs) covering 15.9 million shares, of which RSUs to acquire 5.4 million shares were fully vested and performance share units (PSUs) for 0.2 million shares. Equity awards in respect of business unit subsidiaries are described under Redeemable noncontrolling interests above.

Financial outlook

Assuming no further escalation of the coronavirus pandemic and gradual improvement of the situation from the second quarter of the year, we expect our total group revenues to be between 305 and 320 billion rubles for the full year 2021. The growth will be primarily driven by an acceleration of revenue dynamic across our E-commerce businesses (Yandex.Market, Lavka and grocery part of Yandex.Eats), as well as recovery in Search & Portal and Ride-hailing segments.

Our outlook reflects our current view, based on the trends that we see in the beginning of the year, and may change subject to the economic impact of the coronavirus pandemic and potential further disruptions caused by the health crisis.

Conference Call Information

Yandex’s management will hold an earnings conference call on February 16, 2021 at 8:00 AM U.S. Eastern Time (4:00 PM Moscow time; 1:00 PM London time).

We recommend using the dial-in option if you plan to ask questions. In this case please dial-in at least 10 minutes prior to the call start time (using dial-in number and confirmation code stated below).

To access the conference call live, please dial:

US: +1 646 828 8193

UK/International: +44 (0) 330 336 9411

Russia: 8 10 800 2867 5011

Passcode: 8261645

A live and archived webcast of this conference call will be available at

https://www.webcast-eqs.com/yandex20210216

Following the call, a webcast replay will be available at the Yandex Investor Relations website at https://ir.yandex/events-and-presentations

ABOUT YANDEX

Yandex (NASDAQ and MOEX: YNDX) is a technology company that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services. Additionally, we have developed market-leading on-demand transportation services, navigation products and other mobile applications for millions of consumers across the globe. Yandex, which has more than 30 offices worldwide, has been listed on the NASDAQ since 2011.

More information on Yandex can be found at https://yandex.com/company.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. All statements contained in this press release other than statements of historical facts, including, without limitation, statements regarding our future financial and business performance, our business and strategy and the impact of the COVID-19 pandemic on our industry, business and financial results, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “estimate,” “expect,” “guide,” “intend,” “likely,” “may,” “will” and similar expressions and their negatives are intended to identify forward-looking statements. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, the impact of the ongoing COVID-19 pandemic and regulatory and business responses to that crisis, macroeconomic and geopolitical developments affecting the Russian economy or our business, changes in the political, legal and/or regulatory environment, competitive pressures, changes in advertising patterns, changes in user preferences, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2019 and “Risk Factors” in the Shareholder Circular filed as Exhibit 99.2 to our Current Report on Form 6-K, which were filed with the U.S. Securities and Exchange Commission (SEC) on April 2, 2020 and November 18, 2019, respectively, and are available on our investor relations website at https://ir.yandex/sec-filings and on the SEC website at www.sec.gov. All information in this release and in the attachments is as of February 16, 2021, and Yandex undertakes no duty to update this information unless required by law.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement the financial information prepared and presented in accordance with U.S. GAAP, we present the following non-GAAP financial measures: ex-TAC revenues, adjusted EBITDA, adjusted EBITDA margin, adjusted ex-TAC EBITDA margin, adjusted net income, adjusted net income margin, adjusted ex-TAC net income margin, financial results on a like-for-like basis excluding Yandex.Market and online advertising revenues on a like-for-like basis including revenues of Yandex.Market. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable U.S. GAAP measures”, included following the accompanying financial tables. We define the various non-GAAP financial measures we use as follows:

●	Ex-TAC revenues means U.S. GAAP revenues less total traffic acquisition costs (TAC)
●	Adjusted EBITDA means U.S. GAAP net income plus (1) depreciation and amortization, (2) SBC expense, (3) accrual of expense related to the contingent compensation payable to employees in connection with certain business combinations, (4) one-off restructuring expenses, (5) interest expense, (6) loss/(income) from equity method investments, (7) other loss /(income), net, (8) income tax expense and (9) goodwill impairment, less (1) interest income and (2) effect of Yandex.Market consolidation
●	Adjusted EBITDA margin means adjusted EBITDA divided by U.S. GAAP revenues
●	Adjusted ex-TAC EBITDA margin means adjusted EBITDA divided by ex-TAC revenues
●	Adjusted net income means U.S. GAAP net income plus (1) SBC expense adjusted for the income tax attributable to the SBC expense, (2) accrual of expense related to the contingent compensation payable to certain employees in connection with certain business combinations, (3) foreign exchange losses/(gains) adjusted for related (reduction)/increase in income tax, (4) one-off restructuring expenses, (5) loss from disposal of investments, (6) amortization of debt discount related to our convertible debt adjusted for the related reduction in income tax and (7) goodwill impairment, less (1) deconsolidation of former subsidiaries and (2) effect of Yandex.Market consolidation
●	Adjusted net income margin means adjusted net income divided by U.S. GAAP revenues
●	Adjusted ex-TAC net income margin means adjusted net income divided by ex-TAC revenues
●	Financial results on a like-for-like basis excluding Yandex.Market means revenues, ex-TAC revenues, income from operations, adjusted EBITDA and net income which completely exclude the results of Yandex.Market post the consolidation, gain from consolidation of Yandex.Market and loss from equity method investments associated with Yandex.Market for the period prior to the consolidation
●	Online advertising revenues on a like-for-like basis including revenues of Yandex.Market means revenues, which include the results of Yandex.Market for the period prior to the consolidation.

These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business.

Although our management uses these non-GAAP financial measures for operational decision-making and considers these financial measures to be useful for analysts and investors, we recognize that there are a number of limitations related to such measures. In particular, it should be noted that several of these measures exclude some recurring costs, particularly share-based compensation. In addition, the components of the costs that we exclude in our calculation of the measures described above may differ from the components that our peer companies exclude when they report their results of operations.

Below we describe why we make particular adjustments to certain U.S. GAAP financial measures:

TAC

We believe that it may be useful for investors and analysts to review certain measures both in accordance with U.S. GAAP and net of the effect of TAC, which we view as comparable to sales commissions and bonuses but, unlike sales commissions and bonuses, are not deducted from U.S. GAAP revenues. By presenting revenue, adjusted EBITDA margin and adjusted net income margin net of TAC, we believe that investors and analysts are able to obtain a clearer picture of our business without the impact of the revenues we share with our partners.

SBC

SBC is a significant expense item, and an important part of our compensation and incentive programs. As it is a non-cash charge, however, and highly dependent on our share price at the time of equity award grants, we believe that it is useful for investors and analysts to see certain financial measures excluding the impact of these charges in order to obtain a clearer picture of our operating performance.

Acquisition-related costs

We may incur expenses in connection with acquisitions that are not indicative of our recurring core operating performance. In particular, we are required under U.S. GAAP to accrue as expense the contingent compensation that is payable to certain employees in connection with certain business combinations. We eliminate these acquisition-related expenses from adjusted EBITDA and adjusted net income to provide management and investors a tool for comparing on a period-to-period basis our operating performance in the ordinary course of operations.

Foreign exchange gains and losses

Because we hold significant assets and liabilities in currencies other than our Russian ruble operating currency, and because foreign exchange fluctuations are outside of our operational control, we believe that it is useful to present adjusted EBITDA, adjusted net income and related margin measures excluding these effects, in order to provide greater clarity regarding our operating performance.

One-off restructuring expenses

Adjusted net income and adjusted EBITDA exclude expenses related to restructuring targeted amendments to Corporate Governance Structure approved by shareholders in December 2019. We believe that it is useful to present adjusted net income, adjusted EBITDA and related margin measures excluding impacts not related to our operating activities.

Effect of Yandex.Market consolidation

We adjust net income and EBITDA for gain on Yandex.Market consolidation. We have eliminated this gain from adjusted net income and adjusted EBITDA as we believe that it is useful to present adjusted net income, adjusted EBITDA and related margins measures excluding impacts not related to our operating activities.

Loss from disposal of investment in Yandex.Money

We adjust net income for loss from disposal of investment in Yandex.Money. We have added this loss to adjusted net income as we believe that it is useful to present adjusted net income and related margin measures excluding impacts not related to our operating activities.

Amortization of debt discount

We also adjust net income for interest expense representing amortization of the debt discount related to our convertible senior notes due 2025 issued in Q1 2020. We have eliminated this expense from adjusted net income as it is non-cash in nature and is not indicative of our ongoing operating performance.

Goodwill impairment

Adjusted net income and adjusted EBITDA for Q4 2019 exclude a loss from goodwill impairment related to Food Party business. In Q4 2019, we recognized a goodwill impairment charge for RUB 762 million which is the amount by which the carrying value of goodwill exceeds its implied fair value. We believe that it is useful to present adjusted net income, adjusted EBITDA and related margin measures excluding impacts not indicative of our ongoing operating performance.

The tables at the end of this release provide detailed reconciliations of each non-GAAP financial measure we use from the most directly comparable U.S. GAAP financial measure.

YANDEX N.V.

Unaudited Condensed Consolidated Balance Sheets

(in millions of Russian rubles and U.S. dollars, except share and per share data)

		As of
	December 31,	December 31,	December 31,
	2019*	2020	2020
	RUB	RUB	$
ASSETS
Current assets:
Cash and cash equivalents	56,415	132,398	1,792.2
Term deposits	31,891	105,787	1,432.0
Accounts receivable, net	17,832	25,440	344.4
Prepaid expenses	3,315	6,727	90.9
Inventory	808	4,810	65.1
Funds receivable, net	1,226	2,289	31.0
Other current assets	8,797	12,950	175.3
Total current assets	120,284	290,401	3,930.9

Property and equipment, net	47,856	61,772	836.2
Operating lease right-of-use assets	21,218	20,800	281.6
Intangible assets, net	10,365	21,842	295.7
Non-current content assets, net	3,295	7,464	101.0
Goodwill	52,205	106,493	1,441.5
Long-term prepaid expenses	2,289	1,391	18.8
Investments in non-marketable equity securities	28,073	1,135	15.4
Deferred tax assets	1,847	1,639	22.2
Other non-current assets	3,694	4,893	66.2
TOTAL ASSETS	291,126	517,830	7,009.5

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	34,978	43,634	590.6
Income and non-income taxes payable	8,020	11,440	154.9
Deferred revenue	3,542	6,645	89.9
Total current liabilities	46,540	61,719	835.4
Convertible debt	-	83,277	1,127.3
Deferred tax liabilities	1,951	6,056	82.0
Operating lease liabilities	10,841	12,830	173.7
Other accrued liabilities	2,359	4,689	63.4
Total liabilities	61,691	168,571	2,281.8

Commitments and contingencies
Redeemable noncontrolling interests	14,246	3,167	42.9
Shareholders’ equity:
Priority share: €1.00 par value; shares authorized (1 and 1), shares issued (1 and 1) and outstanding (nil and 1)	—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 500,000,000, Class B: 37,138,658 and Class C: 37,748,658); shares issued (Class A: 293,527,655 and 320,430,479, Class B: 37,138,658 and 35,708,674, and Class C: 610,000 and 1,429,984, respectively); shares outstanding (Class A: 292,719,508 and 318,501,858, Class B: 37,138,658 and 35,708,674, and Class C: nil)	261	278	3.8
Treasury shares at cost (Class A: 808,147 and 1,928,621, Priority share: 1 and nil, respectively)	(411)	(6)	(0.1)
Additional paid-in capital	68,050	160,762	2,176.1
Accumulated other comprehensive income	4,841	17,976	243.3
Retained earnings	122,187	146,988	1,989.7
Total equity attributable to Yandex N.V.	194,928	325,998	4,412.8
Noncontrolling interests	20,261	20,094	272.0
Total shareholders’ equity	215,189	346,092	4,684.8
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	291,126	517,830	7,009.5

*  Derived from audited consolidated financial statements

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended December 31,
	2019	2020	2020
	RUB	RUB	$

Revenues	51,696	71,599	969.2
Operating costs and expenses:
Cost of revenues(1)	17,665	31,446	425.7
Product development(1)	8,101	10,027	135.7
Sales, general and administrative(1)	16,301	20,901	282.9
Depreciation and amortization	3,976	4,845	65.6
Goodwill impairment	762	-	-
Total operating costs and expenses	46,805	67,219	909.9
Income from operations	4,891	4,380	59.3
Interest income	807	1,161	15.7
Interest expense	(31)	(747)	(10.1)
(Loss)/income from equity method investments	(1,403)	2	-
Other loss, net	(915)	(606)	(8.2)
Net income before income taxes	3,349	4,190	56.7
Income tax expense	3,068	3,788	51.3
Net income	281	402	5.4
Net loss attributable to noncontrolling interests	670	411	5.6
Net income attributable to Yandex N.V.	951	813	11.0
Net income per Class A and Class B share:
Basic	2.89	2.30	0.03
Diluted	2.78	2.16	0.03
Weighted average number of Class A and Class B shares outstanding
Basic	329,030,223	353,292,329	353,292,329
Diluted	336,126,257	365,970,656	365,970,656

(1) These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	89	124	1.7
Product development	1,620	2,599	35.2
Sales, general and administrative	1,010	2,092	28.3

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Twelve months ended December 31,
	2019*	2020	2020
	RUB	RUB	$

Revenues	175,391	218,344	2,955.6
Operating costs and expenses:
Cost of revenues(1)	55,788	85,734	1,160.5
Product development(1)	29,209	36,339	491.9
Sales, general and administrative(1)	50,155	62,335	843.8
Depreciation and amortization	14,777	17,687	239.4
Goodwill impairment	762	-	-
Total operating costs and expenses	150,691	202,095	2,735.6
Income from operations	24,700	16,249	220.0
Interest income	3,315	3,869	52.4
Interest expense	(74)	(2,373)	(32.1)
Effect of Yandex.Market consolidation	-	19,230	260.3
Loss from equity method investments	(3,886)	(2,175)	(29.4)
Other (loss)/income, net	(1,200)	2,404	32.4
Net income before income taxes	22,855	37,204	503.6
Income tax expense	11,656	13,055	176.7
Net income	11,199	24,149	326.9
Net loss attributable to noncontrolling interests	1,627	1,363	18.4
Net income attributable to Yandex N.V.	12,826	25,512	345.3
Net income per Class A and Class B share:
Basic	39.21	74.87	1.01
Diluted	38.21	72.03	0.98
Weighted average number of Class A and Class B shares outstanding
Basic	327,127,314	340,764,574	340,764,574
Diluted	335,428,137	353,382,841	353,382,841

(1) These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	293	449	6.1
Product development	6,294	9,216	124.8
Sales, general and administrative	3,268	6,063	82.0

*  Derived from audited consolidated financial statements

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Three months ended December 31,
	2019	2020	2020
	RUB	RUB	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	281	402	5.4
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	3,314	3,644	49.3
Amortization of intangible assets	662	1,201	16.3
Amortization of content assets	434	737	10.0
Operating lease right-of-use assets amortization and the lease liability accretion	2,828	2,607	35.3
Amortization of debt discount and issuance costs	-	526	7.1
Share-based compensation expense	2,719	4,815	65.2
Deferred income tax expense	11	662	9.0
Foreign exchange losses	999	831	11.2
Loss/(income) from equity method investments	1,403	(2)	-
Goodwill impairment	762	-	-
Other	34	54	0.7
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(2,061)	(6,555)	(88.7)
Prepaid expenses and other assets	(2,553)	(3,865)	(52.3)
Inventory	64	(144)	(1.9)
Accounts payable and accrued liabilities	338	1,746	23.6
Deferred revenue	751	1,951	26.4
Content assets	(2,258)	(2,503)	(33.9)
Content liabilities	897	31	0.4
Net cash from operating activities	8,625	6,138	83.1
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets	(5,533)	(7,176)	(97.1)
Proceeds from sale of property and equipment	8	32	0.4
Acquisitions of businesses, net of cash acquired	-	(329)	(4.5)
Investments in non-marketable equity securities	(7)	-	-
Proceeds from sale of equity securities	4,612	-	-
Investments in term deposits	(14,713)	(96,937)	(1,312.2)
Maturities of term deposits	23,628	141,830	1,919.8
Loans granted, net of proceeds from repayments	94	(472)	(6.3)
Net cash from investing activities	8,089	36,948	500.1
CASH FLOWS (USED IN)/PROVIDED BY FINANCING ACTIVITIES:
Proceeds from exercise of share options	16	1,088	14.7
Repurchases of share options	(88)	(186)	(2.5)
Ordinary shares issuance costs	-	(5)	(0.1)
Repurchases of ordinary shares	(1,422)	-	-
Proceeds from overdraft borrowings	-	397	5.4
Payment for finance leases	(125)	(63)	(0.9)
Other financing activities	(27)	(21)	(0.2)
Purchase of redeemable noncontrolling interests	(509)	(135)	(1.8)
Net cash (used in)/provided by financing activities	(2,155)	1,075	14.6
Effect of exchange rate changes on cash and cash equivalents, and restricted cash and cash equivalents	(1,678)	(5,228)	(70.8)
Net change in cash, cash equivalents, and restricted cash	12,881	38,933	527.0
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period	43,572	93,513	1,265.8
Cash and cash equivalents, and restricted cash and cash equivalents, end of period	56,453	132,446	1,792.8

Reconciliation of cash and cash equivalents, and restricted cash and cash equivalents:
Cash and cash equivalents, beginning of period	43,528	93,463	1,265.1
Restricted cash and cash equivalents, beginning of period	44	50	0.7
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period	43,572	93,513	1,265.8

Cash and cash equivalents, end of period	56,415	132,398	1,792.2
Restricted cash and cash equivalents, end of period	38	48	0.6
Cash and cash equivalents, and restricted cash and cash equivalents, end of period	56,453	132,446	1,792.8

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Twelve months ended December 31,
	2019*	2020	2020
	RUB	RUB	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	11,199	24,149	326.9
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	12,164	13,862	187.6
Amortization of intangible assets	2,613	3,825	51.8
Amortization of content assets	1,167	3,013	40.8
Operating lease right-of-use assets amortization and the lease liability accretion	9,195	9,643	130.5
Amortization of debt discount and issuance costs	-	1,667	22.6
Share-based compensation expense	9,855	15,728	212.9
Deferred income tax expense	1,845	685	9.3
Foreign exchange losses/(gains)	1,294	(2,835)	(38.4)
Loss from equity method investments	3,886	2,175	29.4
Effect of Yandex.Market consolidation	-	(19,230)	(260.3)
Goodwill impairment	762	-	-
Other	355	1,166	15.8
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(3,469)	(6,333)	(85.7)
Prepaid expenses and other assets	(5,242)	(5,607)	(76.0)
Inventory	(543)	(1,501)	(20.3)
Accounts payable and accrued liabilities	991	(3,674)	(49.7)
Deferred revenue	786	2,617	35.4
Content assets	(4,451)	(7,300)	(98.8)
Content liabilities	1,972	554	7.5
Net cash from operating activities	44,379	32,604	441.3
CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets	(20,543)	(24,551)	(332.3)
Proceeds from sale of property and equipment	44	106	1.4
Acquisitions of businesses, net of cash acquired	(347)	(33,798)	(457.5)
Investments in non-marketable equity securities	(72)	(15)	(0.2)
Proceeds from sale of equity securities	4,612	-	-
Investments in term deposits	(90,975)	(364,894)	(4,939.3)
Maturities of term deposits	57,967	303,286	4,105.4
Loans granted, net of proceeds from repayments	178	(81)	(1.1)
Net cash used in investing activities	(49,136)	(119,947)	(1,623.6)
CASH FLOWS (USED IN)/PROVIDED BY FINANCING ACTIVITIES:
Proceeds from exercise of share options	156	1,176	15.9
Repurchases of share options	(88)	(828)	(11.2)
Proceeds from issuance of convertible debt	-	82,046	1,110.6
Proceeds from issuance of ordinary shares	-	72,650	983.4
Ordinary shares issuance costs	-	(96)	(1.3)
Repurchases of ordinary shares	(1,422)	(10,165)	(137.6)
Proceeds from overdraft borrowings	-	397	5.4
Payment for contingent consideration	(91)	(63)	(0.9)
Proceeds from sale of noncontrolling interests	20	-	-
Purchase of redeemable noncontrolling interests	(747)	(3,213)	(43.5)
Purchase of non-redeemable noncontrolling interests	-	(1,709)	(23.1)
Payment for finance leases	(240)	(374)	(5.1)
Other financing activities	18	(145)	(1.9)
Net cash (used in)/provided by financing activities	(2,394)	139,676	1,890.7
Effect of exchange rate changes on cash and cash equivalents, and restricted cash and cash equivalents	(5,282)	23,660	320.2
Net change in cash, cash equivalents, and restricted cash	(12,433)	75,993	1,028.6
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period	68,886	56,453	764.2
Cash and cash equivalents, and restricted cash and cash equivalents, end of period	56,453	132,446	1,792.8

Reconciliation of cash and cash equivalents, and restricted cash and cash equivalents:
Cash and cash equivalents, beginning of period	68,798	56,415	763.6
Restricted cash and cash equivalents, beginning of period	88	38	0.6
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period	68,886	56,453	764.2

Cash and cash equivalents, end of period	56,415	132,398	1,792.2
Restricted cash and cash equivalents, end of period	38	48	0.6
Cash and cash equivalents, and restricted cash and cash equivalents, end of period	56,453	132,446	1,792.8

*  Derived from audited consolidated financial statements

YANDEX N.V.

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

TO THE NEAREST COMPARABLE U.S. GAAP MEASURES

Reconciliation of Ex-TAC Revenues to U.S. GAAP Revenues

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2019	2020	Change	2019	2020	Change
Total revenues	51,696	71,599	39%	175,391	218,344	24%
Less: traffic acquisition costs (TAC)	6,519	5,916	-9%	23,140	19,946	-14%
Ex-TAC revenues	45,177	65,683	45%	152,251	198,398	30%

Reconciliation of Adjusted EBITDA to U.S. GAAP Net Income

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2019	2020	Change	2019	2020	Change
Net income	281	402	43%	11,199	24,149	116%
Add: depreciation and amortization	3,976	4,845	22%	14,777	17,687	20%
Add: SBC expense	2,719	4,815	77%	9,855	15,728	60%
Add: compensation expense related to contingent consideration	-	-	n/m	38	-	n/m
Add: one-off restructuring expenses	882	-	n/m	882	98	-89%
Less: interest income	(807)	(1,161)	44%	(3,315)	(3,869)	17%
Add: interest expense	31	747	n/m	74	2,373	n/m
Add: loss/(income) from equity method investments	1,403	(2)	n/m	3,886	2,175	-44%
Add: other loss/(income), net	915	606	-34%	1,200	(2,404)	n/m
Less: effect of Yandex.Market consolidation	-	-	n/m	-	(19,230)	n/m
Add: income tax expense	3,068	3,788	23%	11,656	13,055	12%
Add: goodwill impairment	762	-	n/m	762	-	n/m
Adjusted EBITDA	13,230	14,040	6%	51,014	49,762	-2%

Reconciliation of Adjusted Net Income to U.S. GAAP Net Income

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2019	2020	Change	2019	2020	Change
Net income	281	402	43%	11,199	24,149	116%
Add: SBC expense	2,719	4,815	77%	9,855	15,728	60%
Less: income tax attributable to SBC expense	(42)	89	n/m	(101)	-	n/m
Add: compensation expense related to contingent consideration	-	-	n/m	38	-	n/m
Add: foreign exchange losses/(gains)	999	831	-17%	1,294	(2,835)	n/m
Less: (reduction)/increase in income tax attributable to foreign exchange losses/(gains)	(202)	(222)	10%	(268)	958	n/m
Add: one-off restructuring expenses	882	-	n/m	882	98	-89%
Less: effect of deconsolidation of former subsidiaries	-	-	n/m	(121)	-	n/m
Add: loss from disposal of investment in Yandex.Money	-	-	n/m	-	900	n/m
Less: effect of Yandex.Market consolidation	-	-	n/m	-	(19,230)	n/m
Add: amortization of debt discount	-	526	n/m	-	1,667	n/m
Less: reduction in income tax attributable to amortization of debt discount	-	(132)	n/m	-	(417)	n/m
Add: goodwill impairment	762	-	n/m	762	-	n/m
Adjusted net income	5,399	6,309	17%	23,540	21,018	-11%

Reconciliation of Adjusted EBITDA Margin and Adjusted Ex-TAC EBITDA Margin to U.S. GAAP Net Income Margin

In RUB millions
	U.S. GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted EBITDA	Adjusted EBITDA Margin (3)	Adjusted Ex-TAC EBITDA Margin (4)
Three months ended December 31, 2020	402	0.6%	13,638	14,040	19.6%	21.4%
Twelve months ended December 31, 2020	24,149	11.1%	25,613	49,762	22.8%	25.1%

(1)	Net income margin is defined as net income divided by total revenues.
(2)	Adjusted to eliminate depreciation and amortization expense, SBC expense, one-off restructuring expenses, interest income, interest expense, loss/(income) from equity method investments, other loss/(income), net, effect of Yandex.Market consolidation and income tax expense. For a reconciliation of adjusted EBITDA to net income, please see the table above.

(3)	Adjusted EBITDA margin is defined as adjusted EBITDA divided by total revenues.
(4)	Adjusted ex-TAC EBITDA margin is defined as adjusted EBITDA divided by ex-TAC revenues. For a reconciliation of ex-TAC revenues to U.S. GAAP revenues, please see the table above.

Reconciliation of Adjusted Net Income Margin and Adjusted Ex-TAC Net Income Margin to U.S. GAAP Net Income Margin

In RUB millions
	U.S. GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted Net Income	Adjusted Net Income Margin (3)	Adjusted Ex-TAC Net Income Margin (4)
Three months ended December 31, 2020	402	0.6%	5,907	6,309	8.8%	9.6%
Twelve months ended December 31, 2020	24,149	11.1%	(3,131)	21,018	9.6%	10.6%

(1)	Net income margin is defined as net income divided by total revenues.
(2)

Adjusted to eliminate SBC expense (as adjusted for the income tax attributable to SBC expense), foreign exchange losses/(gains) as adjusted for the (reduction)/increase in income tax attributable to the losses/(gains), one-off restructuring expenses, loss from disposal of investment in Yandex.Money, effect of Yandex.Market consolidation and amortization of debt discount (as adjusted for the related reduction in income tax). For a reconciliation of adjusted net income to net income, please see the table above.

(3)	Adjusted net income margin is defined as adjusted net income divided by total revenues.
(4)	Adjusted ex-TAC net income margin is defined as adjusted net income divided by ex-TAC revenues. For a reconciliation of ex-TAC revenues to U.S. GAAP revenues, please see the table above.

Reconciliation of financial results on a like-for-like basis excluding Yandex.Market to U.S. GAAP financial results

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2019	2020	Change	2019	2020	Change
Revenues	51,696	71,599	39%	175,391	218,344	24%
Less: revenues of Yandex.Market, net of intercompany eliminations	-	(7,729)	n/m	-	(12,360)	n/m
Revenues, excluding Yandex.Market	51,696	63,870	24%	175,391	205,984	17%
Income from operations	4,891	4,380	-10%	24,700	16,249	-34%
Add: loss from operations of Yandex.Market, net of intercompany eliminations	-	4,038	n/m	-	5,966	n/m
Income from operations, excluding Yandex.Market	4,891	8,418	72%	24,700	22,215	-10%
Net income	281	402	43%	11,199	24,149	116%
Add: loss from equity method investments	1,543	-	n/m	4,330	2,470	-43%
Less: effect of Yandex.Market consolidation	-	-	n/m	-	(19,230)	n/m
Add: loss of Yandex.Market	-	3,788	n/m	-	5,650	n/m
Net income, excluding Yandex.Market	1,824	4,190	130%	15,529	13,039	-16%

Ex-TAC revenues	45,177	65,683	45%	152,251	198,398	30%
Less: Ex-TAC revenues related to Yandex.Market, net of intercompany eliminations	-	(7,547)	n/m	-	(12,069)	n/m
Ex-TAC revenues, excluding Yandex.Market	45,177	58,136	29%	152,251	186,329	22%

Reconciliation of financial results on a like-for-like basis including Yandex.Market to U.S. GAAP financial results

In RUB millions	Three months ended December 31,
	2019	2020	Change
Online advertising revenue	34,325	38,402	12%
Add: Online advertising revenue, related to Yandex.Market	2,071	-	n/m
Online advertising revenue, including Yandex.Market	36,396	38,402	6%

Contacts:

Investor Relations

Yulia Gerasimova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

Media Relations

Ilya Grabovskiy

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru